HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                         RETIREMENT SAVINGS PLAN

               Financial Statements and Supplemental Schedule

                         June 26, 2002 and 2001

                (With Independent Auditors' Report Thereon)

                                WLA12275























































               HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                         RETIREMENT SAVINGS PLAN

        Index to Financial Statements and Supplemental Schedule


Independent Auditors' Report                                         1


Statements of Net Assets Available for Plan Benefits
    - June 26, 2002 and 2001                                         2


Statements of Changes in Net Assets Available for Plan Benefits
    - Years ended June 26, 2002 and 2001                             3


Notes to Financial Statements                                        4


Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
    - June 26, 2002                                                  8


All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.







































                           Independent Auditors' Report


The Administrative Committee of the Board of Directors
Harman International Industries, Incorporated:

We have audited the accompanying statements of net assets available for Plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan as of June 26, 2002 and 2001 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of June 26, 2002 and 2001 and the changes in net assets available for Plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Los Angeles, California
December 7, 2002


















               HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                         RETIREMENT SAVINGS PLAN



           Statements of Net Assets Available for Plan Benefits

                          June 26, 2002 and 2001



                                               2002            2001
                                           ------------    ------------
Assets:

  Investments, at fair value (note 3):

   Cash                                    $     22,145             ---
   Money market                                 371,905         346,698
   Mutual funds                              60,758,056      69,685,909
   Common stock                              20,069,810      15,495,312
                                           ------------    ------------
                                             81,221,916      85,527,919
                                           ------------    ------------
Investments, at contract value
  - investment contract (notes 3 and 4)      32,110,661      27,814,361
                                           ------------    ------------
 Total investments                          113,332,577     113,342,280
                                           ------------    ------------
Contributions receivable:

   Participant                                   10,003          47,523
   Employer                                   6,572,925       6,377,661
                                           ------------    ------------
   Total contributions receivable             6,582,928       6,425,184
                                           ------------    ------------
   Net assets available for Plan benefits  $119,915,505     119,767,464
                                           ------------    ------------














See accompanying notes to financial statements.

               HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                         RETIREMENT SAVINGS PLAN



     Statements of Changes in Net Assets Available for Plan Benefits

                   Years ended June 26, 2002 and 2001



                                                        2002          2001
                                                    ------------  ------------
Additions to net assets attributed to:

   Investment income (loss):
     Net depreciation in fair value of investments $(10,174,848)  (25,608,419)
     Interest and dividends                           3,395,691     8,448,421
        Total investment loss                       ( 6,779,157)  (17,159,998)

   Contributions:
     Employer                                         8,710,200     8,755,347
     Participant                                      8,066,179     8,128,919
     Rollovers                                          431,483     3,107,807
                                                     ----------    ----------
        Total contributions                          17,207,862    19,992,073
                                                     ----------    ----------
        Total additions                              10,428,705     2,832,075
                                                     ----------    ----------

Deductions from net assets attributed to:

   Benefit payments                                  10,280,664    13,455,693
   Refund of excess contributions                           ---         6,587
   Administrative expenses                                  ---         8,820
                                                     ----------    ----------
        Total deductions                             10,280,664    13,471,100
                                                     ----------    ----------
        Net increase (decrease)                         148,041   (10,639,025)

Net assets available for Plan benefits:

   Beginning of year                                119,767,464   130,406,489
   End of year                                     $119,915,505   119,767,464








See accompanying notes to financial statements.

               HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                         RETIREMENT SAVINGS PLAN

                     Notes to Financial Statements
                        June 26, 2002 and 2001

(1)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements of the Harman International Industries, Incorporated (the Company) Retirement Savings Plan (the
          Plan) have been presented on an accrual basis and present the net assets available for Plan benefits and changes in those net assets.

     (b)  Investments

          The Plan's investments are stated at fair value except for its fully benefit responsive investment contract, which is valued at contract value (note 4). Shares of registered investment companies and mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)  Use of Estimates

          Management of the Company has made a number of estimates and assumptions relating to the reporting of net assets and the changes in net assets and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

     (d)  Payment of Benefits

          Benefits are recorded when paid.

     (e)  Administrative Expenses

          Administrative expenses are paid by the Plan unless paid by Harman International Industries, Incorporated, the Sponsor.

(2)  Plan Description

     The Plan agreement dated July 27, 2000 amends and restates the Harman International Industries, Incorporated Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Plan is a defined contribution savings and profit sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service and have worked 500 hours.

     The following description provides only general information. Participants should refer to the Plan agreement for a more complete description.

     (a)  Contributions

          Participants in the Plan may contribute on a tax-deferred basis from 1% to 15% of their compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following the quarterly valuation date.
          The Company has made annual basic contributions equal to 3% of the compensation paid to all eligible participants active at the end of the Plan year and a matching contribution equal to 50% of the eligible participant's tax-deferred contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company's board of directors. For the year ended 2002, the board of directors approved a profit sharing contribution equal to 2% of each participants compensation. Company profit sharing contributions are limited to 15% of a participant's compensation, less the participant's tax-deferred contributions, the Company's basic contribution, and the Company matching contribution. Total Company and pretax participant contributions may not exceed 15% of a total participant's compensation. Total annual additions to a participant's account, exclusive of adjustments to the fair market value of the participant's fund account, may not exceed the lesser of $30,000 or 25% of the participant's compensation.

     (b)  Vesting

          Participants are 100% vested in their salary deferral contribution, employer's basic contribution, and rollover contribution accounts, and become vested in profit sharing and matching contributions at the rate of 25% per year after the completion of two years of service, or 100% after reaching age 65, death, or disability.

     (c)  Investment Options

          Plan participants direct contributions in any increment in any of the investment options. The options consist of the Harman International Industries, Incorporated Common Stock, the Putnam Stable Value Fund, the Putnam Money Market Fund, and 12 mutual funds sponsored by Putnam.

     (d)  Participant Account Balances

          Separate accounts are maintained for each participant's salary deferral, rollover, employer profit sharing, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to the participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant's tax-deferred contribution percentage.

     (e)  Benefits

          Upon separation from service, retirement at age 65, disability retirement, or death, participants or their beneficiaries are entitled to receive their vested balances in a lump-sum distribution. However, participants from prior merged plans, whose plans allowed distributions of plan benefits to be made in forms other than lump-sum, may elect payment of benefit balances which were available prior to the mergers. Contributions made subsequent to the merger may only be distributed in a lump-sum payment.

     (f)  Forfeitures

          All distributions from the Plan shall commence as soon as practicable after the participant's termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts forfeited by Plan participants are used to reduce the employer contributions.

          Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60-consecutive-month period of separation.

(3)  Investments

     Investments (with investments in excess of 5% of net assets separately identified) at June 26, 2002 and 2001 were as follows:





                                                              June 26
                                                   ---------------------------
              Description                                2002         2001
---------------------------------------            ---------------------------


The Putnam Fund for Growth and Income              $ 17,716,918     20,704,925
Putnam Voyager Fund                                  14,494,999     18,528,743
George Putnam Fund of Boston                          6,294,174      6,287,613
Putnam Stable Value Fund, at contract value          32,110,661     27,814,361
Harman International Industries, Incorporated
 common stock (399,877 shares and 445,780 shares
 at June 26, 2002 and 2001, respectively)            20,069,810     15,495,312
Putnam New Opportunities Fund                         7,556,050     10,443,169
All other investments less than 5%                   15,089,965     14,068,157
                                                   ------------    -----------
                                                   $113,332,577    113,342,280
                                                   ------------    -----------

     During the Plan years ended June 26, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $10,174,848 and $25,608,419, respectively:

(4)  Investment Contracts

     Investment contracts are presented at contract value (cost plus accrued interest), which approximates fair value, on the statement of net assets available for plan benefits. The average yields and crediting interest rates at June 26, 2002 and 2001 for the contracts range from 5% to 7.5%. The crediting interest rates are reset upon the maturity of the contracts.

(5)  Federal Income Taxes

     The Plan has received a favorable determination letter from the Internal Revenue Service (IRS) dated October 23, 1998. The Plan was amended and restated effective as of June 27, 2000. The plan administrator believes the Plan, as amended, is currently being operated in compliance with applicable requirements of the Internal Revenue Code and is exempt from federal income taxes.

(6)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Upon Plan termination, all participant accounts immediately become 100% vested.

Schedule

                HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                          RETIREMENT SAVINGS PLAN

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                              June 26, 2002


                                  Description of investment,
                                   including maturity date,
    Identity of issuer,           rate of interest, par, or           Current
borrower, or similar party             maturity value                  value
---------------------------     ----------------------------       -------------

Putnam Management Company,Inc.* Cash                               $      22,145
Putnam Management Company,Inc.* Money market fund                        371,905

                                 Mutual Funds:
Putnam Management Company,Inc.* Asset Allocation Growth Portfolio      1,205,952
Putnam Management Company,Inc.* Asset Allocation Balanced Portfolio    1,027,644
Putnam Management Company,Inc.* Asset Allocation Conservative Portfolio  710,211
Putnam Management Company,Inc.* George Putnam Fund of Boston           6,294,174
Putnam Management Company,Inc.* Voyager Fund                          14,494,999
Putnam Management Company,Inc.* The Putnam Fund for Growth and Income 17,716,918
Putnam Management Company,Inc.* Investors Fund                         2,967,392
Putnam Management Company,Inc.* OTC & Emerging Growth Fund             2,876,363
Putnam Management Company,Inc.* Diversified Income & Trust Fund          970,299
Putnam Management Company,Inc.* S & P 500 Index Fund                   1,223,048
Putnam Management Company,Inc.* International Growth Fund              3,715,006
Putnam Management Company,Inc.* New Opportunities Fund                 7,556,050
Putnam Management Company,Inc.* Stable Value Fund - invested in contracts with various companies,
                                  with various maturity dates and
                                  interest rates ranging from
                                  5% to 7.5%                          32,110,661

Harman International Industries,Incorporated*  Common stock           20,069,810
                                                                   -------------
                                                                   $ 113,332,577
                                                                   -------------

* Party in interest investment.










See accompanying independent auditors' report.